Exhibit 6

DESCRIPTION OF SUBORDINATE VOTING SHARES AND PREFERRED SHARES

The following briefly summarizes the provisions of our articles of incorporation, including a description of our share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles of incorporation.

Our authorized share capital consists of an unlimited number of Multiple Voting Shares carrying ten votes per share, an unlimited number of Subordinate Voting Shares carrying one vote per share and an unlimited number of preferred shares, issuable in series. At December 7, 2012, twelve series of preferred shares had been created and there were outstanding 1,548,000 Multiple Voting Shares and 19,506,201 Subordinate Voting Shares, as well as 10,000,000 Series C Shares, 8,000,000 Series E Shares, 10,000,000 Series G Shares, 12,000,000 Series I Shares and 9,500,000 Series K Shares. At December 7, 2012, 799,230 Subordinate Voting Shares were effectively held by Fairfax through a minority ownership interest in The Sixty Two Investment Company Limited (Sixty Two).

Multiple Voting Shares and Subordinate Voting Shares

Dividend Rights

Holders of Multiple Voting Shares and Subordinate Voting Shares participate equally as to dividends and are entitled to dividends, in equal amounts per share and at the same time, that our board of directors may declare out of legally available funds, subject to the preferential dividend rights of the preferred shares.

Voting Rights

Holders of Multiple Voting Shares and Subordinate Voting Shares are entitled to receive notice of any meeting of our shareholders and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. The Multiple Voting Shares are entitled to ten votes per share, except as set forth below, and the Subordinate Voting Shares are entitled to one vote per share.

The ten votes per share attached to the Multiple Voting Shares are automatically and permanently reduced to one vote per share if:

(i) the number of the Multiple Voting Shares held by Sixty Two (and its 75% owned subsidiaries, of which there are currently none) falls below 1,197,480 shares, unless this results from a sale of shares to purchasers who make an equivalent unconditional offer to purchase all outstanding Subordinate Voting Shares; or

(ii) the number of the Multiple Voting Shares held by purchasers referred to in (i) above (and their 75% owned subsidiaries) falls below 1,197,480.

A change of control of Sixty Two or a purchaser referred to in (i) above will disqualify that shareholder’s holding of shares for the purposes of the calculations contained in (i) and (ii) above. Except in connection with a sale to a purchaser who makes an offer to purchase all outstanding Subordinate Voting Shares as contemplated by (i) above, Sixty Two has agreed with us that it will not sell our Multiple Voting Shares (except to its 75% owned subsidiaries).

The number of votes attached to the Multiple Voting Shares will automatically but temporarily be reduced to one vote per share for any shareholders’ meeting if, during the three months ending ten days prior to the date we send notice of the shareholders’ meeting, the weighted average trading price in the principal trading market of the Subordinate Voting Shares for any period of thirty consecutive trading days is less than Cdn$4.00 per share (subject to adjustment).

Preemptive, Subscription, Redemption and Conversion Rights

Holders of Subordinate Voting Shares and Multiple Voting Shares have no preemptive, subscription or redemption rights. Holders of Subordinate Voting Shares have no conversion rights. Multiple Voting Shares are convertible at any time into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share being converted.

Liquidation Rights

Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of the Subordinate Voting Shares and Multiple Voting Shares, without preference or distinction, are entitled to receive ratably all of our assets remaining after payment of all debts and other liabilities, subject to the prior rights of holders of any outstanding preferred shares and any other prior ranking shares.

Modifications

Modifications to the provisions attaching to the Multiple Voting Shares as a class, or to the Subordinate Voting Shares as a class, require the separate affirmative vote of two-thirds of the votes cast at meetings of the holders of the shares of each class.

No subdivision or consolidation of the Multiple Voting Shares or of the Subordinate Voting Shares may take place unless the shares of both classes are subdivided or consolidated at the same time in the same manner and proportion.

No rights to acquire additional shares or other securities or property of ours will be issued to holders of Multiple Voting Shares or Subordinate Voting Shares unless the same rights are issued at the same time to holders of shares of both classes.

Preferred Shares

As you read this section, please remember that the specific terms of your series of preferred shares as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between your prospectus supplement and this prospectus, your prospectus supplement will control. Thus, the statements we make in this section may not apply to your series of preferred shares.

Reference to a series of preferred shares means all of the preferred shares issued as part of the same series and having the attributes set out in articles of amendment. Reference to your prospectus supplement means the prospectus supplement describing the specific terms of the preferred shares you purchase. The terms in your prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

We have delivered an undertaking to the securities regulatory authority in each of the provinces of Canada that we will not distribute exchangeable preferred shares, other than preferred shares exchangeable for securities of one of our affiliates, separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the exchangeable preferred shares to be distributed separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the exchangeable preferred shares will be distributed.

Our Authorized Preferred Shares

Under our articles of incorporation, our board of directors is authorized, subject to Canadian law, without shareholder approval, from time to time to issue an unlimited number of preferred shares in one or more series. Our board of directors can fix the rights, privileges, restrictions and conditions of the shares of each series. Preferred shares are entitled to priority over our Subordinate Voting Shares and Multiple Voting Shares as to dividends and distributions of assets upon our liquidation, dissolution or winding-up. Preferred shares may be convertible into shares of any other series or class of shares if our board of directors so determines. Our board of directors will fix the terms of the series of preferred shares it designates by resolution and will file articles of amendment as required under Canadian law before we issue any shares of the series of preferred shares.

The prospectus supplement relating to the particular series of preferred shares will contain a description of the specific terms of that series as fixed by our board of directors, including, as applicable;

•	the offering price at which we will issue the preferred shares;

•	the title and designation of number of shares of the series of preferred shares;

•

the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to accumulate;

•	any conversion or exchange rights;

•	whether the preferred shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

•	any liquidation rights;

•	any sinking fund provisions;

•	any voting rights; and

•	any other rights, preferences, privileges, limitations and restrictions that are not inconsistent with the terms of our articles of incorporation.

The preferred shares of each series shall rank on a parity with the preferred shares of every other series with respect to dividends and return of capital in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over our Subordinate Voting Shares and Multiple Voting Shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among shareholders for the purpose of winding-up our affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends. The preferred shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the preferred shares as a class over our Subordinate Voting Shares and Multiple Voting Shares and over any other shares ranking junior to the preferred shares as may be determined in the case of such series of preferred shares.

Voting Rights

The prior approval of not less than two-thirds of the votes cast at a meeting of holders of Subordinate Voting Shares is required before we may create any class or series of shares that have voting rights (except as required by law or allowed if dividends are in arrears).

The holders of our preferred shares, Series C through Series L, are not (except as otherwise provided by law and except for meetings of the holders of a particular series) entitled to receive notice of, attend, or vote at, any meeting of our shareholders unless and until we have failed to pay eight quarterly dividends on such series of preferred shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such nonpayment, and for only so long as any such dividends remain in arrears, the holders of such series of preferred shares will be entitled to receive notice of and to attend each meeting of our shareholders at which directors are to be elected and to one vote for each share of such series held. Upon payment of the entire amount of all dividends in arrears in respect to such series of preferred shares, the voting rights of the holders of such series shall forthwith cease.

Amendment with Approval of Holders of the Preferred Shares

The rights, privileges, restrictions and conditions attached to the preferred shares as a class may be added to, changed or removed but only with the approval of the holders of the preferred shares. The approval of the holders of the preferred shares to add to, change or remove any right, privilege, restriction or condition attaching to the preferred shares as a class or in respect of any other matter requiring the consent of the holders of the preferred shares may be given in such manner as may then be required by Canadian law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the preferred shares or passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the preferred shares duly called for that purpose.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefore and the conduct thereof will be those from time to time prescribed by our by-laws with respect to meetings of shareholders, or if not so prescribed, as required by Canadian law as in force at the time of the meeting. On every poll taken at every meeting of the holders of the preferred shares as a class, or at any joint meeting of the holders of two or more series of preferred shares, each holder of preferred shares entitled to vote at such meeting will have one vote in respect of each preference share held.

Redemption

If so specified in the applicable prospectus supplement, a series of preferred shares may be redeemable at any time, in whole or in part, at our option or the holder’s, or may be subject to mandatory redemption.

Any restriction on the repurchase or redemption by us of our preferred shares while we are in arrears in the payment of dividends will be described in the applicable prospectus supplement.

Any partial redemptions of preferred shares will be made in a way that our board of directors decides is equitable.

Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred shares called for redemption and all rights of holders of these shares will terminate except for the right to receive the redemption price.

Dividends

Holders of each series of preferred shares will be entitled to receive dividends when, as and if declared by our board of directors from funds legally available for payment of dividends. The rates and dates of payment of dividends will be set forth in the applicable prospectus supplement relating to each series of preferred shares.

Dividends will be payable to holders of record of preferred shares as they appear on our books on the record dates fixed by the board of directors. Dividends on any series of preferred shares may be cumulative or noncumulative, as set forth in the applicable prospectus supplement.

Conversion or Exchange Rights

The prospectus supplement relating to any series of preferred shares that is convertible or exchangeable will state the terms on which shares of that series are convertible into or exchangeable for Subordinate Voting Shares, another series of our preferred shares or any other securities offered pursuant to this prospectus.

Transfer Agent and Registrar

The transfer agent, registrar and dividend disbursement agent for the preferred shares will be stated in the applicable prospectus supplement. The registrar for shares of preferred shares will send notice to shareholders of any meetings at which holders of the preferred shares have the right to vote on any matter.

Cumulative 5-Year Rate Reset Preferred Shares, Series C

The Series C Shares are redeemable at our option on December 31, 2014 and on December 31 in every fifth year thereafter. Cumulative dividends are payable quarterly at an annual rate of 5.75% per annum until December 31, 2014 and thereafter at an annual rate equal to the then current five year Government of Canada bond yield plus 3.15%. The Series C Shares are not retractable at the option of the holder. The total number of authorized Series C Shares is 10,000,000, of which all are currently issued and outstanding. Series C Shares are convertible into Cumulative Floating Rate Preferred Shares, Series D (the “Series D Shares”) on a one-for-one basis on December 31, 2014 and on December 31 in every fifth year thereafter, subject to certain conditions.

Cumulative Floating Rate Preferred Shares, Series D

The Series D Shares are redeemable at our option at any time after December 31, 2014. Cumulative floating rate dividends are payable quarterly at a rate equal to the then current three-month Government of Canada Treasury Bill yield plus 3.15%. The Series D Shares are not retractable at the option of the holder. The total number of authorized Series D Shares is 10,000,000, of which none are currently issued and outstanding. Series D Shares are convertible into Series C Shares on a one-for-one basis on December 31, 2019 and on December 31 in every fifth year thereafter, subject to certain conditions.

Cumulative 5-Year Rate Reset Preferred Shares, Series E

The Series E Shares are redeemable at our option on March 31, 2015 and on March 31 in every fifth year thereafter. Cumulative dividends are payable at an annual rate of 4.75% per annum until March 31, 2015 and thereafter at an annual rate equal to the then current five year Government of Canada bond yield plus 2.16%. The Series E Shares are not retractable at the option of the holder. The total number of authorized Series E Shares is 10,000,000, of which 8,000,000 are currently issued and outstanding. Series E Shares are convertible into Cumulative Floating Rate Preferred Shares, Series F (the “Series F Shares”) on a one-for-one basis on March 31, 2015 and on March 31 in every fifth year thereafter, subject to certain conditions.

Cumulative Floating Rate Preferred Shares, Series F

The Series F Shares are redeemable at our option at any time after March 31, 2015. Cumulative floating rate dividends are payable quarterly at a rate equal to the then current three-month Government of Canada Treasury Bill yield plus 2.16%. The Series F Shares are not retractable at the option of the holder. The total number of authorized Series F Shares is 10,000,000, of which none are currently issued and outstanding. Series F Shares are convertible into Series E Shares on a one-for-one basis on March 31, 2020 and on March 31 in every fifth year thereafter, subject to certain conditions.

Cumulative 5-Year Rate Reset Preferred Shares, Series G

The Series G Shares are redeemable at our option on September 30, 2015 and on September 30 in every fifth year thereafter. Cumulative dividends are payable at an annual rate of 5.0% per annum until September 30, 2015 and thereafter at an annual rate equal to the then current five year Government of Canada bond yield plus 2.56%. The Series G Shares are not retractable at the option of the holder. The total number of authorized Series G Shares is 10,000,000, of which all are currently issued and outstanding. Series G Shares are convertible into Cumulative Floating Rate Preferred Shares, Series H (the “Series H Shares”) on a one-for-one basis on September 30, 2015 and on September 30 in every fifth year thereafter, subject to certain conditions.

Cumulative Floating Rate Preferred Shares, Series H

The Series H Shares are redeemable at our option at any time after September 30, 2015. Cumulative floating rate dividends are payable at a rate equal to the then current three-month Government of Canada Treasury Bill yield plus 2.56%. The Series H Shares are not retractable at the option of the holder. The total number of authorized Series H Shares is 10,000,000, of which none are currently issued and outstanding. Series H Shares are convertible into Series G Shares on a one-for-one basis on September 30, 2020 and on September 30 in every fifth year thereafter, subject to certain conditions.

Cumulative 5-Year Rate Reset Preferred Shares, Series I

The Series I Shares are redeemable at our option on December 31, 2015 and on December 31 in every fifth year thereafter. Cumulative dividends are payable quarterly at an annual rate of 5.0% per annum until December 31, 2015 and thereafter at an annual rate equal to the then current five year Government of Canada bond yield plus 2.85%. The Series I Shares are not retractable at the option of the holder. The total number of authorized Series I Shares is 12,000,000, of which all are currently issued and outstanding. Series I Shares are convertible into Cumulative Floating Rate Preferred Shares, Series J (the “Series J Shares”) on a one-for-one basis on December 31, 2015 and on December 31 in every fifth year thereafter, subject to certain conditions.

Cumulative Floating Rate Preferred Shares, Series J

The Series J Shares are redeemable at our option at any time after December 31, 2015. Cumulative floating rate dividends are payable at a rate equal to the then current three-month Government of Canada Treasury Bill yield plus 2.85%. The Series J Shares are not retractable at the option of the holder. The total number of authorized Series J Shares is 12,000,000, of which none are currently issued and outstanding. Series J Shares are convertible into Series I Shares on a one-for-one basis on December 31, 2020 and on December 31 in every fifth year thereafter, subject to certain conditions.

Cumulative 5-Year Rate Reset Preferred Shares, Series K

The Series K Shares are redeemable at our option on March 31, 2017 and on March 31 in every fifth year thereafter. Cumulative dividends are payable quarterly at an annual rate of 5.0% per annum until March 31, 2017 and thereafter at an annual rate equal to the then current five year Government of Canada bond yield plus 3.51%. The Series K Shares are not retractable at the option of the holder. The total number of authorized Series K Shares is 9,500,000, of which all are currently issued and outstanding. Series K Shares are convertible into Cumulative Floating Rate Preferred Shares, Series L (the “Series L Shares”) on a one-for-one basis on March 31, 2017 and on March 31 in every fifth year thereafter, subject to certain conditions.

Cumulative Floating Rate Preferred Shares, Series L

The Series L Shares are redeemable at our option at any time after March 31, 2017. Cumulative floating rate dividends are payable at a rate equal to the then current three-month Government of Canada Treasury Bill yield plus 3.51%. The Series L Shares are not retractable at the option of the holder. The total number of authorized Series L Shares is 9,500,000, of which none are currently issued and outstanding. Series L Shares are convertible into Series K Shares on a one-for-one basis on March 31, 2022 and on March 31 in every fifth year thereafter, subject to certain conditions.

Description of the Series C Shares

The following is a summary of certain provisions attaching to the Series C Shares as a series.

Definition of Terms

The following definitions are relevant to the Series C Shares.

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.15%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Initial Fixed Rate Period” means the period commencing on the Closing Date and ending on and including December 31, 2014.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on January 1, 2015 and ending on and including December 31, 2019 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including December 31 in the fifth year thereafter.

Issue Price

The Series C Shares will have an issue price of Cdn$25.00 per share.

Dividends

During the Initial Fixed Rate Period, the holders of the Series C Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Initial Fixed Rate Period, at an annual rate equal to Cdn$1.43750 per share. The initial dividend, if declared, will be payable December 31, 2009 and will be Cdn$0.34362 per share (less any tax required to be deducted and withheld by the Company), based on the anticipated closing date of October 5, 2009.

During each Subsequent Fixed Rate Period, the holders of Series C Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per share determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by Cdn$25.00 (less any tax required to be deducted and withheld by the Company).

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by the Company on the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Company and upon all holders of Series C Shares. The Company will, on the Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series C Shares.

The dividends on Series C Shares will accrue on a daily basis. If, on any dividend payment date, the dividends accrued to such date are not paid in full on all of the Series C Shares then outstanding, such dividends, or the unpaid portion thereof, will be paid on a subsequent date or dates determined by the Board of Directors on which the Company will have sufficient funds properly applicable to the payment of such dividends.

Redemption

The Series C Shares will not be redeemable by the Company prior to December 31, 2014. On December 31, 2014 and on December 31 every five years thereafter, and subject to certain other restrictions set out in “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or from time to time any part of the outstanding Series C Shares by payment in cash of a per share sum equal to Cdn$25.00, in each case plus an amount equal to an amount equal to the sum (the “Accrued Amount”) of (i) all unpaid dividends (whether or not declared) in respect of completed quarters preceding up to but excluding the date fixed for redemption; and (ii) an amount equal to the cash dividend in respect of the quarter in which the redemption occurs pro rated to such date (less any tax required to be deducted and withheld by the Company).

If less than all of the outstanding Series C Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if such shares are at such time listed on an exchange, with the consent of such exchange, in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

The Series C Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series C Shares. See “Risk Factors”.

Conversion of Series C Shares into Series D Shares

Holders of Series C Shares will have the right, at their option, on December 31, 2014 and on December 31st every five years thereafter (each, a “Series C Conversion Date”), to convert, subject to applicable law and the restrictions on conversion described below and the payment or delivery to the Company of evidence of payment of the tax (if any) payable, all or any of their Series C Shares registered in their name into Series D Shares on the basis of one Series D Share for each Series C Share. If a Series C Conversion Date would otherwise fall on a day that is not a business day, such Series C Conversion Date shall be the immediately following business day. The conversion of Series C Shares may be effected upon notice given by the registered holders of the Series C Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series C Conversion Date. Once received by the Company, an election notice is irrevocable.

The Company will, at least 30 days and not more than 60 days prior to the applicable Series C Conversion Date, give notice in writing to the then registered holders of Series C Shares of the above-mentioned conversion right. On the 30th day prior to each Series C Conversion Date, the Company will give notice in writing to the then registered holders of the Series C Shares of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate (as defined below) applicable to the Series D Shares for the next succeeding Quarterly Floating Rate Period.

If the Company gives notice to the registered holders of the Series C Shares of the redemption on a Series C Conversion Date of all the Series C Shares, the Company will not be required to give notice as provided hereunder to the registered holders of the Series C Shares of an Annual Fixed Dividend Rate, a Floating Quarterly Dividend Rate or of the conversion right of holders of Series C Shares and the right of any holder of Series C Shares to convert such Series C Shares will cease and terminate in that event.

Holders of Series C Shares will not be entitled to convert their shares into Series D Shares if the Company determines that there would remain outstanding on a Series C Conversion Date less than 1,000,000 Series D Shares, after having taken into account all Series C Shares tendered for conversion into Series D Shares and all Series D Shares tendered for conversion into Series C Shares. The Company will give notice in writing to all registered holders of Series C Shares of their inability to convert their Series C Shares at least seven days prior to the applicable Series C Conversion Date. Furthermore, if the Company determines that there would remain outstanding on a Series C Conversion Date less than 1,000,000 Series C Shares, after having taken into account all Series C Shares tendered for conversion into Series D Shares and all Series D Shares tendered for conversion into Series C Shares, then, all, but not part, of the remaining outstanding Series C Shares will automatically be converted into Series D Shares on the basis of one Series D Share for each Series C Share, on the applicable Series C Conversion Date and the Company will give notice in writing to this effect to the then registered holders of such remaining Series C Shares at least seven days prior to the Series C Conversion Date.

Upon exercise by a registered holder of its right to convert Series C Shares into Series D Shares (and upon an automatic conversion), the Company reserves the right not to deliver Series D Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Company to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may at any time purchase for cancellation the whole or any part of the Series C Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series C Shares will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends (whether or not declared) up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of the Company’s multiple voting shares, subordinate voting shares and any other shares ranking junior as to capital to the Series C Shares. Upon payment of such amounts, the holders of the Series C Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

The Series C Shares shall rank on a parity with the preferred shares of every other series with respect to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over the Company’s subordinate voting shares and multiple voting shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the Company’s assets among shareholders for the purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series C Shares are outstanding, the Company will not, without the approval of the holders of the Series C Shares:

(a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series C Shares) on shares of the Company ranking as to dividends junior to the Series C Shares;

(b) except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series C Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series C Shares;

(c) redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series C Shares then outstanding; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any preferred shares, ranking as to the payment of dividends or return of capital on a parity with the Series C Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series C Shares and on all other shares of the Company ranking prior to or on a parity with the Series C Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

Except in respect of the issuance of Series C Preferred Shares as a result of the conversion of the Series D Preferred Shares in accordance with their terms or the issuance of Series D Preferred Shares as a result of the conversion of the Series C Preferred Shares in accordance with their terms, so long as any Series C Shares are outstanding, the Company will not, without the prior approval of the holders of the Series C Shares, create or issue any shares ranking prior to or on a parity with the Series C Shares with respect to repayment of capital or payment of dividends, provided that the Company may without such approval issue additional series of preferred shares ranking on a parity with the Series C Shares if all dividends (whether or not declared) then payable on the Series C Shares shall have been paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series C Shares as a series and any other approval to be given by the holders of the Series C Shares may be given by a written resolution signed by all the holders of the Series C Shares or by a resolution carried by an affirmative vote of at least 66  2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series C Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series C Shares then present would form the necessary quorum. At any meeting of holders of Series C Shares as a series, each such holder shall be entitled to one vote in respect of each Series C Share held.

Voting Rights

The holders of the Series C Shares will not (except as otherwise provided by law and except for meetings of the holders of Series C Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Series C Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series C Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders at which directors are to be elected and to one vote for each Series C Share held. Upon payment of the entire amount of all Series C Share dividends in arrears, the voting rights of the holders of the Series C Shares shall forthwith cease.

Tax Election

The terms of the Series C Shares will require the Company to elect, in the manner and within the time provided under Part VI.1 of the Income Tax Act (Canada), to make the necessary election under Part VI.1 of the Tax Act so that corporate holders of Series C Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received or deemed to be received on such shares.

Business Day

If any action is required to be taken by the Company on a day that is not a business day, then such action will be taken on the next succeeding day that is a business day.

Description of the Series E Shares

The following is a summary of certain provisions attaching to the Series E Shares as a series.

Definition of Terms

The following definitions are relevant to the Series E Shares.

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 2.16%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Initial Fixed Rate Period” means the period commencing on the Closing Date and ending on and including March 31, 2015.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on April 1, 2015 and ending on and including March 31, 2020 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including March 31 in the fifth year thereafter.

Issue Price

The Series E Shares will have an issue price of Cdn$25.00 per share.

Dividends

During the Initial Fixed Rate Period, the holders of the Series E Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Initial Fixed Rate Period, at an annual rate equal to Cdn$1.1875 per share. The initial dividend, if declared, will be payable March 31, 2010 and will be Cdn$0.18870 per share (less any tax required to be deducted and withheld by the Company), based on the anticipated closing date of February 1, 2010.

During each Subsequent Fixed Rate Period, the holders of Series E Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per share determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by Cdn$25.00 (less any tax required to be deducted and withheld by the Company).

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by the Company on the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Company and upon all holders of Series E Shares. The Company will, on the Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series E Shares.

The dividends on Series E Shares will accrue on a daily basis. If, on any dividend payment date, the dividends accrued to such date are not paid in full on all of the Series E Shares then outstanding, such dividends, or the unpaid portion thereof, will be paid on a subsequent date or dates determined by the Board of Directors on which the Company will have sufficient funds properly applicable to the payment of such dividends.

Redemption

The Series E Shares will not be redeemable by the Company prior to March 31, 2015. On March 31, 2015 and on March 31 every five years thereafter, and subject to certain other restrictions set out in “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or from time to time any part of the outstanding Series E Shares by payment in cash of a per share sum equal to Cdn$25.00, in each case plus an amount equal to an amount equal to the sum (the “Accrued Amount”) of (i) all unpaid dividends (whether or not declared) in respect of completed quarters preceding up to but excluding the date fixed for redemption; and (ii) an amount equal to the cash dividend in respect of the quarter in which the redemption occurs pro rated to such date (less any tax required to be deducted and withheld by the Company).

If less than all of the outstanding Series E Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if such shares are at such time listed on an exchange, with the consent of such exchange, in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

The Series E Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series E Shares. See “Risk Factors”.

Conversion of Series E Shares into Series F Shares

Holders of Series E Shares will have the right, at their option, on March 31, 2015 and on March 31st every five years thereafter (each, a “Series E Conversion Date”), to convert, subject to applicable law and the restrictions on conversion described below and the payment or delivery to the Company of evidence of payment of the tax (if any) payable, all or any of their Series E Shares registered in their name into Series F Shares on the basis of one Series F Share for each Series E Share. If a Series E Conversion Date would otherwise fall on a day that is not a business day, such Series E Conversion Date shall be the immediately following business day. The conversion of Series E Shares may be effected upon notice given by the registered holders of the Series E Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series E Conversion Date. Once received by the Company, an election notice is irrevocable.

The Company will, at least 30 days and not more than 60 days prior to the applicable Series E Conversion Date, give notice in writing to the then registered holders of Series E Shares of the above-mentioned conversion right. On the 30th day prior to each Series E Conversion Date, the Company will give notice in writing to the then registered holders of the Series E Shares of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate (as defined below) applicable to the Series F Shares for the next succeeding Quarterly Floating Rate Period.

If the Company gives notice to the registered holders of the Series E Shares of the redemption on a Series E Conversion Date of all the Series E Shares, the Company will not be required to give notice as provided hereunder to the registered holders of the Series E Shares of an Annual Fixed Dividend Rate, a Floating Quarterly Dividend Rate or of the conversion right of holders of Series E Shares and the right of any holder of Series E Shares to convert such Series E Shares will cease and terminate in that event.

Holders of Series E Shares will not be entitled to convert their shares into Series F Shares if the Company determines that there would remain outstanding on a Series E Conversion Date less than 1,000,000 Series F Shares, after having taken into account all Series E Shares tendered for conversion into Series F Shares and all Series F Shares tendered for conversion into Series E Shares. The Company will give notice in writing to all registered holders of Series E Shares of their inability to convert their Series E Shares at least seven days prior to the applicable Series E Conversion Date.

Furthermore, if the Company determines that there would remain outstanding on a Series E Conversion Date less than 1,000,000 Series E Shares, after having taken into account all Series E Shares tendered for conversion into Series F Shares and all Series F Shares tendered for conversion into Series E Shares, then, all, but not part, of the remaining outstanding Series E Shares will automatically be converted into Series F Shares on the basis of one Series F Share for each Series E Share, on the applicable Series E Conversion Date and the Company will give notice in writing to this effect to the then registered holders of such remaining Series E Shares at least seven days prior to the Series E Conversion Date.

Upon exercise by a registered holder of its right to convert Series E Shares into Series F Shares (and upon an automatic conversion), the Company reserves the right not to deliver Series F Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Company to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may at any time purchase for cancellation the whole or any part of the Series E Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series E Shares will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends (whether or not declared) up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of the Company’s multiple voting shares, subordinate voting shares and any other shares ranking junior as to capital to the Series E Shares. Upon payment of such amounts, the holders of the Series E Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

The Series E Shares shall rank on a parity with the preferred shares of every other series with respect to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over the Company’s subordinate voting shares and multiple voting shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the Company’s assets among shareholders for the purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series E Shares are outstanding, the Company will not, without the approval of the holders of the Series E Shares:

(a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series E Shares) on shares of the Company ranking as to dividends junior to the Series E Shares;

(b) except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series E Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series E Shares;

(c) redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series E Shares then outstanding; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any preferred shares, ranking as to the payment of dividends or return of capital on a parity with the Series E Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series E Shares and on all other shares of the Company ranking prior to or on a parity with the Series E Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

Except in respect of the issuance of shares as a result of the conversion of the Series E Shares or other shares ranking prior to or on a parity with the Series E Shares in accordance with their terms or the issuance of Series E Shares as a result of the conversion of the Series F Shares in accordance with their terms, so long as any Series E Shares are outstanding, the Company will not, without the prior approval of the holders of the Series E Shares, create or issue any shares ranking prior to or on a parity with the Series E Shares with respect to repayment of capital or payment of dividends, provided that the Company may without such approval issue additional series of preferred shares ranking on a parity with the Series E Shares if all dividends (whether or not declared) then payable on the Series E Shares shall have been paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series E Shares as a series and any other approval to be given by the holders of the Series E Shares may be given by a written resolution signed by all the holders of the Series E Shares or by a resolution carried by an affirmative vote of at least 66  2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series E Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series E Shares then present would form the necessary quorum. At any meeting of holders of Series E Shares as a series, each such holder shall be entitled to one vote in respect of each Series E Share held.

Voting Rights

The holders of the Series E Shares will not (except as otherwise provided by law and except for meetings of the holders of Series E Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Series E Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series E Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders at which directors are to be elected and to one vote for each Series E Share held. Upon payment of the entire amount of all Series E Share dividends in arrears, the voting rights of the holders of the Series E Shares shall forthwith cease.

Tax Election

The terms of the Series E Shares will require the Company to elect, in the manner and within the time provided under Part VI.1 of the Income Tax Act (Canada), to make the necessary election under Part VI.1 of the Tax Act so that corporate holders of Series E Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received or deemed to be received on such shares.

Business Day

If any action is required to be taken by the Company on a day that is not a business day, then such action will be taken on the next succeeding day that is a business day.

Description of the Series G Shares

The following is a summary of certain provisions attaching to the Series G Shares as a series.

Definition of Terms

The following definitions are relevant to the Series G Shares.

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 2.56%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Initial Fixed Rate Period” means the period commencing on the Closing Date and ending on and including September 30, 2015.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on October 1, 2015 and ending on and including September 30, 2020 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including September 30 in the fifth year thereafter.

Issue Price

The Series G Shares will have an issue price of Cdn$25.00 per share.

Dividends

During the Initial Fixed Rate Period, the holders of the Series G Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Initial Fixed Rate Period, at an annual rate equal to Cdn$1.25 per share. The initial dividend, if declared, will be payable September 30, 2010 and will be Cdn$0.21918 per share (less any tax required to be deducted and withheld by the Company), based on the anticipated closing date of July 28, 2010.

During each Subsequent Fixed Rate Period, the holders of Series G Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per share determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by Cdn$25.00 (less any tax required to be deducted and withheld by the Company).

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by the Company on the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Company and upon all holders of Series G Shares. The Company will, on the Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series G Shares.

The dividends on Series G Shares will accrue on a daily basis. If, on any dividend payment date, the dividends accrued to such date are not paid in full on all of the Series G Shares then outstanding, such dividends, or the unpaid portion thereof, will be paid on a subsequent date or dates determined by the Board of Directors on which the Company will have sufficient funds properly applicable to the payment of such dividends.

Redemption

The Series G Shares will not be redeemable by the Company prior to September 30, 2015. On September 30, 2015 and on September 30 every five years thereafter, and subject to certain other restrictions set out in “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or from time to time any part of the outstanding Series G Shares by payment in cash of a per share sum equal to Cdn$25.00, in each case plus an amount equal to the sum of (i) all unpaid dividends (whether or not declared) in respect of completed quarters preceding up to but excluding the date fixed for redemption; and (ii) an amount equal to the cash dividend in respect of the quarter in which the redemption occurs pro rated to such date (less any tax required to be deducted and withheld by the Company).

If less than all of the outstanding Series G Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if such shares are at such time listed on an exchange, with the consent of such exchange, in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

The Series G Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series G Shares. See “Risk Factors”.

Conversion of Series G Shares into Series H Shares

Holders of Series G Shares will have the right, at their option, on September 30, 2015 and on September 30th every five years thereafter (each, a “Series G Conversion Date”), to convert, subject to applicable law and the restrictions on conversion described below and the payment or delivery to the Company of evidence of payment of the tax (if any) payable, all or any of their Series G Shares registered in their name into Series H Shares on the basis of one Series H Share for each Series G Share. If a Series G Conversion Date would otherwise fall on a day that is not a business day, such Series G Conversion Date shall be the immediately following business day. The conversion of Series G Shares may be effected upon notice given by the registered holders of the Series G Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series G Conversion Date. Once received by the Company, an election notice is irrevocable.

The Company will, at least 30 days and not more than 60 days prior to the applicable Series G Conversion Date, give notice in writing to the then registered holders of Series G Shares of the above-mentioned conversion right. On the 30th day prior to each Series G Conversion Date, the Company will give notice in writing to the then registered holders of the Series G Shares of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate (as defined below) applicable to the Series H Shares for the next succeeding Quarterly Floating Rate Period.

If the Company gives notice to the registered holders of the Series G Shares of the redemption on a Series G Conversion Date of all the Series G Shares, the Company will not be required to give notice as provided hereunder to the registered holders of the Series G Shares of an Annual Fixed Dividend Rate, a Floating Quarterly Dividend Rate or of the conversion right of holders of Series G Shares and the right of any holder of Series G Shares to convert such Series G Shares will cease and terminate in that event.

Holders of Series G Shares will not be entitled to convert their shares into Series H Shares if the Company determines that there would remain outstanding on a Series G Conversion Date less than 1,000,000 Series H Shares, after having taken into account all Series G Shares tendered for conversion into Series H Shares and all Series H Shares tendered for conversion into Series G Shares. The Company will give notice in writing to all registered holders of Series G Shares of their inability to convert their Series G Shares at least seven days prior to the applicable Series G Conversion Date. Furthermore, if the Company determines that there would remain outstanding on a Series G Conversion Date less than 1,000,000 Series G Shares, after having taken into account all Series G Shares tendered for conversion into Series H Shares and all Series H Shares tendered for conversion into Series G Shares, then, all, but not part, of the remaining outstanding Series G Shares will automatically be converted into Series H Shares on the basis of one Series H Share for each Series G Share, on the applicable Series G Conversion Date and the Company will give notice in writing to this effect to the then registered holders of such remaining Series G Shares at least seven days prior to the Series G Conversion Date.

Upon exercise by a registered holder of its right to convert Series G Shares into Series H Shares (and upon an automatic conversion), the Company reserves the right not to deliver Series H Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Company to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may at any time purchase for cancellation the whole or any part of the Series G Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series G Shares will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends (whether or not declared) up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of the Company’s multiple voting shares, subordinate voting shares and any other shares ranking junior as to capital to the Series G Shares. Upon payment of such amounts, the holders of the Series G Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

The Series G Shares shall rank on a parity with the preferred shares of every other series with respect to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over the Company’s subordinate voting shares and multiple voting shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the Company’s assets among shareholders for the purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series G Shares are outstanding, the Company will not, without the approval of the holders of the Series G Shares:

(a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series G Shares) on shares of the Company ranking as to dividends junior to the Series G Shares;

(b) except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series G Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series G Shares;

(c) redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series G Shares then outstanding; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any preferred shares, ranking as to the payment of dividends or return of capital on a parity with the Series G Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series G Shares and on all other shares of the Company ranking prior to or on a parity with the Series G Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

Except in respect of the issuance of shares as a result of the conversion of the Series G Shares or other shares ranking prior to or on a parity with the Series G Shares in accordance with their terms or the issuance of Series G Shares as a result of the conversion of the Series H Shares in accordance with their terms, so long as any Series G Shares are outstanding, the Company will not, without the prior approval of the holders of the Series G Shares, create or issue any shares ranking prior to or on a parity with the Series G Shares with respect to repayment of capital or payment of dividends, provided that the Company may without such approval issue additional series of preferred shares ranking on a parity with the Series G Shares if all dividends (whether or not declared) then payable on the Series G Shares shall have been paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series G Shares as a series and any other approval to be given by the holders of the Series G Shares may be given by a written resolution signed by all the holders of the Series G Shares or by a resolution carried by an affirmative vote of at least
66  2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series G Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series G Shares then present would form the necessary quorum. At any meeting of holders of Series G Shares as a series, each such holder shall be entitled to one vote in respect of each Series G Share held.

Voting Rights

The holders of the Series G Shares will not (except as otherwise provided by law and except for meetings of the holders of Series G Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Series G Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series G Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders at which directors are to be elected and to one vote for each Series G Share held. Upon payment of the entire amount of all Series G Share dividends in arrears, the voting rights of the holders of the Series G Shares shall forthwith cease.

Tax Election

The terms of the Series G Shares will require the Company to elect, in the manner and within the time provided under Part VI.1 of the Income Tax Act (Canada), to make the necessary election under Part VI.1 of the Tax Act so that corporate holders of Series G Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received or deemed to be received on such shares.

Business Day

If any action is required to be taken by the Company on a day that is not a business day, then such action will be taken on the next succeeding day that is a business day.

Description of the Series I Shares

The following is a summary of certain provisions attaching to the Series I Shares as a series.

Definition of Terms

The following definitions are relevant to the Series I Shares.

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 2.85%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Initial Fixed Rate Period” means the period commencing on the Closing Date and ending on and including December 31, 2015.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on January 1, 2016 and ending on and including December 31, 2020 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including December 31 in the fifth year thereafter.

Issue Price

The Series I Shares will have an issue price of Cdn$25.00 per share.

Dividends

During the Initial Fixed Rate Period, the holders of the Series I Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Initial Fixed Rate Period, at an annual rate equal to Cdn$1.25 per share. The initial dividend, if declared, will be payable December 31, 2010 and will be Cdn$0.29795 per share (less any tax required to be deducted and withheld by the Company), based on the anticipated closing date of October 5, 2010.

During each Subsequent Fixed Rate Period, the holders of Series I Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per share determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by Cdn$25.00 (less any tax required to be deducted and withheld by the Company).

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by the Company on the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Company and upon all holders of Series I Shares. The Company will, on the Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series I Shares.

The dividends on Series I Shares will accrue on a daily basis. If, on any dividend payment date, the dividends accrued to such date are not paid in full on all of the Series I Shares then outstanding, such dividends, or the unpaid portion thereof, will be paid on a subsequent date or dates determined by the Board of Directors on which the Company will have sufficient funds properly applicable to the payment of such dividends.

Redemption

The Series I Shares will not be redeemable by the Company prior to December 31, 2015. On December 31, 2015 and on December 31 every five years thereafter, and subject to certain other restrictions set out in “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or from time to time any part of the outstanding Series I Shares by payment in cash of a per share sum equal to Cdn$25.00, in each case plus an amount equal to the sum of (i) all unpaid dividends (whether or not declared) in respect of completed quarters preceding up to but excluding the date fixed for redemption; and (ii) an amount equal to the cash dividend in respect of the quarter in which the redemption occurs pro rated to such date (less any tax required to be deducted and withheld by the Company).

If less than all of the outstanding Series I Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if such shares are at such time listed on an exchange, with the consent of such exchange, in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

The Series I Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series I Shares. See “Risk Factors”.

Conversion of Series I Shares into Series J Shares

Holders of Series I Shares will have the right, at their option, on December 31, 2015 and on December 31 every five years thereafter (each, a “Series I Conversion Date”), to convert, subject to applicable law and the restrictions on conversion described below and the payment or delivery to the Company of evidence of payment of the tax (if any) payable, all or any of their Series I Shares registered in their name into Series J Shares on the basis of one Series J Share for each Series I Share. If a Series I Conversion Date would otherwise fall on a day that is not a business day, such Series I Conversion Date shall be the immediately following business day. The conversion of Series I Shares may be effected upon notice given by the registered holders of the Series I Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series I Conversion Date. Once received by the Company, an election notice is irrevocable.

The Company will, at least 30 days and not more than 60 days prior to the applicable Series I Conversion Date, give notice in writing to the then registered holders of Series I Shares of the above-mentioned conversion right. On the 30th day prior to each Series I Conversion Date, the Company will give notice in writing to the then registered holders of the Series I Shares of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate (as defined below) applicable to the Series J Shares for the next succeeding Quarterly Floating Rate Period.

If the Company gives notice to the registered holders of the Series I Shares of the redemption on a Series I Conversion Date of all the Series I Shares, the Company will not be required to give notice as provided hereunder to the registered holders of the Series I Shares of an Annual Fixed Dividend Rate, a Floating Quarterly Dividend Rate or of the conversion right of holders of Series I Shares and the right of any holder of Series I Shares to convert such Series I Shares will cease and terminate in that event.

Holders of Series I Shares will not be entitled to convert their shares into Series J Shares if the Company determines that there would remain outstanding on a Series I Conversion Date less than 1,000,000 Series J Shares, after having taken into account all Series I Shares tendered for conversion into Series J Shares and all Series J Shares tendered for conversion into Series I Shares. The Company will give notice in writing to all registered holders of Series I Shares of their inability to convert their Series I Shares at least seven days prior to the applicable Series I Conversion Date. Furthermore, if the Company determines that there would remain outstanding on a Series I Conversion Date less than 1,000,000 Series I Shares, after having taken into account all Series I Shares tendered for conversion into Series J Shares and all Series J Shares tendered for conversion into Series I Shares, then, all, but not part, of the remaining outstanding Series I Shares will automatically be converted into Series J Shares on the basis of one Series J Share for each Series I Share, on the applicable Series I Conversion Date and the Company will give notice in writing to this effect to the then registered holders of such remaining Series I Shares at least seven days prior to the Series I Conversion Date.

Upon exercise by a registered holder of its right to convert Series I Shares into Series J Shares (and upon an automatic conversion), the Company reserves the right not to deliver Series J Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Company to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may at any time purchase for cancellation the whole or any part of the Series I Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series I Shares will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends (whether or not declared) up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of the Company’s multiple voting shares, subordinate voting shares and any other shares ranking junior as to capital to the Series I Shares. Upon payment of such amounts, the holders of the Series I Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

The Series I Shares shall rank on a parity with the preferred shares of every other series with respect to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over the Company’s subordinate voting shares and multiple voting shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the Company’s assets among shareholders for the purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series I Shares are outstanding, the Company will not, without the approval of the holders of the Series I Shares:

(a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series I Shares) on shares of the Company ranking as to dividends junior to the Series I Shares;

(b) except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series I Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series I Shares;

(c) redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series I Shares then outstanding; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any preferred shares, ranking as to the payment of dividends or return of capital on a parity with the Series I Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series I Shares and on all other shares of the Company ranking prior to or on a parity with the Series I Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

Except in respect of the issuance of shares as a result of the conversion of the Series I Shares or other shares ranking prior to or on a parity with the Series I Shares in accordance with their terms or the issuance of Series I Shares as a result of the conversion of the Series J Shares in accordance with their terms, so long as any Series I Shares are outstanding, the Company will not, without the prior approval of the holders of the Series I Shares, create or issue any shares ranking prior to or on a parity with the Series I Shares with respect to repayment of capital or payment of dividends, provided that the Company may without such approval issue additional series of preferred shares ranking on a parity with the Series I Shares if all dividends (whether or not declared) then payable on the Series I Shares shall have been paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series I Shares as a series and any other approval to be given by the holders of the Series I Shares may be given by a written resolution signed by all the holders of the Series I Shares or by a resolution carried by an affirmative vote of at least 66  2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series I Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series I Shares then present would form the necessary quorum. At any meeting of holders of Series I Shares as a series, each such holder shall be entitled to one vote in respect of each Series I Share held.

Voting Rights

The holders of the Series I Shares will not (except as otherwise provided by law and except for meetings of the holders of Series I Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Series I Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series I Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders at which directors are to be elected and to one vote for each Series I Share held. Upon payment of the entire amount of all Series I Share dividends in arrears, the voting rights of the holders of the Series I Shares shall forthwith cease.

Tax Election

The terms of the Series I Shares will require the Company to elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to make the necessary election under Part VI.1 of the Tax Act so that corporate holders of Series I Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received or deemed to be received on such shares.

Business Day

If any action is required to be taken by the Company on a day that is not a business day, then such action will be taken on the next succeeding day that is a business day.

Description of the Series K Shares

The following is a summary of certain provisions attaching to the Series K Shares as a series.

Definition of Terms

The following definitions are relevant to the Series K Shares.

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.51%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semiannual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Initial Fixed Rate Period” means the period commencing on the Closing Date and ending on and including March 31, 2017.

“Subsequent Fixed Rate Period” means, for the initial Subsequent Fixed Rate Period, the period commencing on April 1, 2017 and ending on and including March 31, 2022 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including March 31 in the fifth year thereafter.

Issue Price

The Series K Shares will have an issue price of Cdn$25.00 per share.

Dividends

During the Initial Fixed Rate Period, the holders of the Series K Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Initial Fixed Rate Period, at an annual rate equal to Cdn$1.25 per share. The initial dividend, if declared, will be payable June 29, 2012 and will be Cdn$0.34589 per share (less any tax required to be deducted and withheld by the Company), based on the anticipated closing date of March 21, 2012.

During each Subsequent Fixed Rate Period, the holders of Series K Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per share determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by Cdn$25.00 (less any tax required to be deducted and withheld by the Company).

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by the Company on the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Company and upon all holders of Series K Shares. The Company will, on the Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series K Shares.

The dividends on Series K Shares will accrue on a daily basis. If, on any dividend payment date, the dividends accrued to such date are not paid in full on all of the Series K Shares then outstanding, such dividends, or the unpaid portion thereof, will be paid on a subsequent date or dates determined by the Board of Directors on which the Company will have sufficient funds properly applicable to the payment of such dividends.

Redemption

The Series K Shares will not be redeemable by the Company prior to March 31, 2017. On March 31, 2017 and on March 31 every five years thereafter, and subject to certain other restrictions set out in “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or from time to time any part of the outstanding Series K Shares by payment in cash of a per share sum equal to Cdn$25.00, in each case plus an amount equal to the sum of (i) all unpaid dividends (whether or not declared) in respect of completed quarters preceding up to but excluding the date fixed for redemption; and (ii) an amount equal to the cash dividend in respect of the quarter in which the redemption occurs pro rated to such date (less any tax required to be deducted and withheld by the Company).

If less than all of the outstanding Series K Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if such shares are at such time listed on an exchange, with the consent of such exchange, in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

The Series K Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series K Shares. See “Risk Factors”.

Conversion of Series K Shares into Series L Shares

Holders of Series K Shares will have the right, at their option, on March 31, 2017 and on March 31 every five years thereafter (each, a “Series K Conversion Date”), to convert, subject to applicable law and the restrictions on conversion described below and the payment or delivery to the Company of evidence of payment of the tax (if any) payable, all or any of their Series K Shares registered in their name into Series L Shares on the basis of one Series L Share for each Series K Share. If a Series K Conversion Date would otherwise fall on a day that is not a business day, such Series K Conversion Date shall be the immediately following business day. The conversion of Series K Shares may be effected upon notice given by the registered holders of the Series K Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series K Conversion Date. Once received by the Company, an election notice is irrevocable.

The Company will, at least 30 days and not more than 60 days prior to the applicable Series K Conversion Date, give notice in writing to the then registered holders of Series K Shares of the above-mentioned conversion right. On the 30th day prior to each Series K Conversion Date, the Company will give notice in writing to the then registered holders of the Series K Shares of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate (as defined below) applicable to the Series L Shares for the next succeeding Quarterly Floating Rate Period.

If the Company gives notice to the registered holders of the Series K Shares of the redemption on a Series K Conversion Date of all the Series K Shares, the Company will not be required to give notice as provided hereunder to the registered holders of the Series K Shares of an Annual Fixed Dividend Rate, a Floating Quarterly Dividend Rate or of the conversion right of holders of Series K Shares and the right of any holder of Series K Shares to convert such Series K Shares will cease and terminate in that event.

Holders of Series K Shares will not be entitled to convert their shares into Series L Shares if the Company determines that there would remain outstanding on a Series K Conversion Date less than 1,000,000 Series L Shares, after having taken into account all Series K Shares tendered for conversion into Series L Shares and all Series L Shares tendered for conversion into Series K Shares. The Company will give notice in writing to all registered holders of Series K Shares of their inability to convert their Series K Shares at least seven days prior to the applicable Series K Conversion Date. Furthermore, if the Company determines that there would remain outstanding on a Series K Conversion Date less than 1,000,000 Series K Shares, after having taken into account all Series K Shares tendered for conversion into Series L Shares and all Series L Shares tendered for conversion into Series K Shares, then, all, but not part, of the remaining outstanding Series K Shares will automatically be converted into Series L Shares on the basis of one Series L Share for each Series K Share, on the applicable Series K Conversion Date and the Company will give notice in writing to this effect to the then registered holders of such remaining Series K Shares at least seven days prior to the Series K Conversion Date.

Upon exercise by a registered holder of its right to convert Series K Shares into Series L Shares (and upon an automatic conversion), the Company reserves the right not to deliver Series L Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Company to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may at any time purchase for cancellation the whole or any part of the Series K Shares at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series K Shares will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends (whether or not declared) up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of the Company’s multiple voting shares, subordinate voting shares and any other shares ranking junior as to capital to the Series K Shares. Upon payment of such amounts, the holders of the Series K Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

The Series K Shares shall rank on a parity with the preferred shares of every other series with respect to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over the Company’s subordinate voting shares and multiple voting shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the Company’s assets among shareholders for the purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series K Shares are outstanding, the Company will not, without the approval of the holders of the Series K Shares:

(a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series K Shares) on shares of the Company ranking as to dividends junior to the Series K Shares;

(b) except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series K Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series K Shares;

(c) redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series K Shares then outstanding; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any preferred shares, ranking as to the payment of dividends or return of capital on a parity with the Series K Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series K Shares and on all other shares of the Company ranking prior to or on a parity with the Series K Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

Except in respect of the issuance of shares as a result of the conversion of the Series K Shares or other shares ranking prior to or on a parity with the Series K Shares in accordance with their terms or the issuance of Series K Shares as a result of the conversion of the Series L Shares in accordance with their terms, so long as any Series K Shares are outstanding, the Company will not, without the prior approval of the holders of the Series K Shares, create or issue any shares ranking prior to or on a parity with the Series K Shares with respect to repayment of capital or payment of dividends, provided that the Company may without such approval issue additional series of preferred shares ranking on a parity with the Series K Shares if all dividends (whether or not declared) then payable on the Series K Shares shall have been paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series K Shares as a series and any other approval to be given by the holders of the Series K Shares may be given by a written resolution signed by all the holders of the Series K Shares or by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series K Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series K Shares then present would form the necessary quorum. At any meeting of holders of Series K Shares as a series, each such holder shall be entitled to one vote in respect of each Series K Share held.

Voting Rights

The holders of the Series K Shares will not (except as otherwise provided by law and except for meetings of the holders of Series K Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Series K Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series K Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders at which directors are to be elected and to one vote for each Series K Share held. Upon payment of the entire amount of all Series K Share dividends in arrears, the voting rights of the holders of the Series K Shares shall forthwith cease.

Tax Election

The terms of the Series K Shares will require the Company to elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to make the necessary election under Part VI.1 of the Tax Act so that corporate holders of Series K Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received or deemed to be received on such shares.

Business Day

If any action is required to be taken by the Company on a day that is not a business day, then such action will be taken on the next succeeding day that is a business day.